UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DREAMWORKS ANIMATION SKG, INC.

(Name of Issuer)

CLASS A COMMON STOCK (PAR VALUE $.01 PER SHARE)

(Title of Class of Securities)

26153 10 3 (CUSIP Number)

NOVEMBER 15, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26153 10 3	13G

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

LEE ENTERTAINMENT L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

3,554,761(1)(2)
6. SHARED VOTING POWER

60,690(1)(2)
7. SOLE DISPOSITIVE POWER

3,615,451(1)(2)
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,615,451(1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.5%(2)
12.	TYPE OF REPORTING PERSON

OO

(1)	The shares indicated are shares of Class A Common Stock beneficially owned by Lee Entertainment L.L.C. (“Lee”).
(2)	In connection with the separation of DreamWorks Animation SKG, Inc. (the “Company”) from DreamWorks L.L.C., members of DreamWorks L.L.C. entered into an agreement (the “Formation Agreement”), dated as of October 27, 2004, governing, among other things, their receipt of shares of the Company’s common stock in exchange for limited liability company interests in DreamWorks Animation L.L.C. The Formation Agreement is also the agreement whereby M&J K Dream Limited Partnership (“M&J K Dream”), M&J K B Limited Partnership (“M&J K B”), DG-DW, L.P. (“DG-DW”), DreamWorks Investment II, Inc. (“DWI II”), DW Lips, L.P. (“DW Lips”), Lee and Viacom Inc. (as successor in interest to Vivendi Universal Entertainment LLLP) (collectively, the “Holdco Partners”) agreed to contribute a portion of the Company’s common stock they received in the separation to DWA Escrow LLLP (“DWA Escrow”) in exchange for partnership interests in DWA Escrow. Please see “Related Party Agreements — Formation Agreement and Holdco Arrangement” in the Prospectus, dated October 27, 2004, filed by the Company with the SEC in connection with its initial public offering for a more detailed description of the aforementioned transactions. Certain provisions of the Formation Agreement place certain restrictions on the ability of each of the Holdco Partners to dispose of, and to purchase, shares of the Company’s common stock. As a result of these provisions, certain of the Holdco Partners and DWA Escrow may have been deemed to share dispositive power over all other shares of the Company’s common stock owned directly or indirectly by each other Holdco Partner and DWA Escrow. Those restrictive provisions terminated on November 15, 2006. As of November 20, 2006, Lee owns 3,554,761 shares directly and 60,690 shares through DWA Escrow and may share voting power with respect to the shares held through DWA Escrow. Accordingly, as of November 15, 2006, Lee is no longer deemed to be a member of the Holdco Partners reporting group and is the beneficial owner of less than 5% of the Class A Common Stock.

Item 1	(a).	Name of Issuer:

DREAMWORKS ANIMATION SKG, INC.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1000 FLOWER STREET GLENDALE, CA 91201

Item 2	(a).	Name of Persons Filing:

LEE ENTERTAINMENT L.L.C.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

c/o CJ ENTERTAINMENT INC. 3rd FLOOR 602 SHINSA-DONG, GANGNAM-GU SEOUL, KOREA 135-893 ATTN: HEAD OF LEGAL AFFAIRS

Item 2	(c).	Citizenship:

DELAWARE

Item 2	(d).	Title of Class of Securities:

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2	(e).	CUSIP Number:

26153 10 3

Item 3.	NOT APPLICABLE. THIS SCHEDULE 13G IS FILED PURSUANT TO RULE 13D-1(D).

Item 4.	Ownership

	(a).	Amount beneficially owned:

3,615,451(1)(2)

	(b).	Percent of Class:

3.5%(2)

	(c).	Number of shares as to which such person has:

		(i).	Sole power to vote or to direct the vote:

3,554,761(1)(2)

		(ii).	Shared power to vote or to direct the vote:

60,690(1)(2)

		(iii).	Sole power to dispose or to direct the disposition of:

3,615,451(1)(2)

		(iv).	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certifications

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2006

LEE ENTERTAINMENT L.L.C.

by	/s/ In Seob Oh
Name:	In Seob Oh
Title:	Attorney-in-Fact

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